Third Quarter & Nine Months 2005 Earnings Jacques ESPINASSE Member of the Management Board & Chief Financial Officer IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

Operating Highlights Strong operating performance in Q3 2005: Revenues up 8% to €4,874 million in Q3 and up 8% in the 9 months: Acceleration in the third quarter at CANAL+ Group (+10% in Q3 and +3% in 9 months), VU Games (+151% and +88%) and Maroc Telecom (+18% and +14%); SFR continues to show solid growth (+7% and +8%); Good UMG performance with a less favorable release schedule (-1% and +3%). EFO up 13% to €1,005 million in Q3 and up 24% in the 9 months: All business units are profitable and grew in the quarter. On a comparable basis * * See definitions at the end of this document

On a comparable basis Third Quarter Results Confirm Strong Progress

Results Highlights Adjusted net income: Up 73% in the 9 months to €1,687 million; The Q3 2004 adjusted net income included 9 months of Worldwide Tax System impact instead of 3 months this year. Hence, the year-on-year comparison for Q3 is not appropriate. This extra 6 months impact in Q3 2004 is €241 million; Up 35% in the third quarter excluding this impact, to €525 million. Net income: €647 million in Q3 2005 vs. €1,001 million in Q3 2004, including a Worldwide Tax System impact of €141 million in 2005 vs. €750 million in 2004 - Not directly comparable; €1,907 million in the 9 months 2005 vs. €1,845 million in 2004, including a Worldwide Tax System impact of €391 million in 2005 vs. €750 million in 2004 - Not directly comparable.

Third Quarter 2005 Adjusted Net Income Growth Excluding the €241 million extra 6-month impact from the Worldwide Tax System recorded in Q3 2004, the €136 million increase (+35%) in adjusted net income compared to Q3 2004 comes from: +€121m: +14% improvement in earnings from operations; + €12m: -15% reduction in interest; + €37m: decrease in provision for income taxes; - €24m: increase in minority interests; - €10m: other.

Consolidated Third Quarter 2005 Statement of Earnings Impact of Worldwide Tax System: +€141m in 2005 +€750m in 2004

In € million - IFRS Revenues up €374 million, +8% on a comparable basis Third Quarter 2005 Revenues on a Comparable Basis 2004 2005 4500 4874 4,500 4,874 Q3 2004 Q3 2005 Universal Music Group VU Games Canal+ Group SFR Maroc Telecom Other Q3 2004 1132 63 787 2097 427 -6 Q3 2005 1119 158 863 2236 503 -5 UMG VUG SFR Maroc Telecom Canal+ Group 1,132 +10% +7% +18% -1%* +151% Q3 2004 Q3 2005 1,119 63 158 787 863 2,097 2,236 Non Core 427 503 (6) (5) 1,069 +6%* * At constant currency: +10% -1.5%

Earnings from operations up €114 million, +13% on a comparable basis Third Quarter 2005 Earnings from operations on a Comparable Basis 2004 2005 891 1005 891 1,005 Q3 2004 Q3 2005 Universal Music Group VU Games Canal+ Group SFR Maroc Telecom Holding & Corporate Other Q3 2004 43.3 -32.8 93.8 646.9 195.3 -72.8 17.5 Q3 2005 71.4 7.6 96.9 692.4 224.6 -83 -5.4 UMG VUG SFR Maroc Telecom Holding & Corporate Non Core Canal+ Group 71 43 (32) 7 93 97 647 692 195 224 (83) (73) 18 (3) +4% +7% +15% +65% +€39m Q3 2004 Q3 2005 In € million - IFRS

Q3 2005 Q3 2004 9 months 2005 9 months 2004 (152) 434 Provision for income taxes (537) (121) (167) 37 Included in Adjusted net income (559) (527) 140 362 Worldwide Tax System (for Year "n") 386 362 (307) (325) Tax charge (945) (889) 15 397 Not included in Adjusted net income 22 406 1 388 Worldwide Tax System (deferred tax n+1/n) 5 388 14 9 Other taxes 17 18 Including €241m pro forma for Q1 and Q2 2004 accounted for in Q3 2004 Including €241m pro forma for Q1 and Q2 2004 accounted for in Q3 2004 Including €241m pro forma for Q1 and Q2 2004 accounted for in Q3 2004 Including €241m pro forma for Q1 and Q2 2004 accounted for in Q3 2004 +179 (278) Cash income taxes received (paid) (1 105) (497) Including (in € million) : Cash income taxes paid in third quarter: (286) Pay back of 2004 World Tax System: +465 Income Tax Analysis In € million - IFRS

Q3 2005 Q3 2004 9 months 2005 9 months 2004 Income from equity affiliates 53 55 225 218 including: NBC Universal neufCegetel VUE Elektrim Telekomunikacja (Telco) Other 67 (14) - - 0 25 (9) - 28 11 255 (34) - - 4 65 (10) 30 107 26 Income from Equity Affiliates Analysis In € million - IFRS

Net Available Cash Flow for the 9 Months 2005 In € million - IFRS 9 months 2005 Actual 9 months 2004 Actual Cash Flow from Operations excluding NBCU dividend 3,100 3,131 Dividend received from NBC Universal 346 302 Consolidated Cash Flow from Operations 3,446 3,433 - Cash income taxes paid (1,105) (497) - Cash interest paid (167) (323) - Other (mainly premiums paid on refinancing) (408) (294) Net Consolidated Cash Flow 1,766 2,319 - SFR's & Maroc Telecom's Net Cash Flow (1,130) (2,211) + Dividends from SFR & Maroc Telecom 854 1,765 Net Available Cash Flow at Holding level before dividend paid by VU S.A. 1,490 1,873 Including €465m from 2004 Worldwide Tax System refund Including €(1,209)m for SFR, of which a €(504)m payment in 2005 related to 2004 temporary savings VU received 3 dividends from SFR at end-Sept. 2004, for a total €1,603m:, Exceptional dividend: €501m 2003 dividend: €702m 2004 advance: €400m

Dec. 31, 2004 Acquisitions Puts cancellation CFFO Financing expenses & Taxes Dividends paid to minorities VU Dividens Debt Adjustment Sept. 30, 2005 Est. Dec. 31, 2005 Est -4.7 -5 -1.5 -1.5 -3.2 -4 -4.5 -4.7 -1.7 -1.4 -3.5 -1.7 -0.800000000131482 -0.7 -0.2 -4.5 -4.3 -2 Financial Net Debt Evolution at end-September 2005 Dec. 31, 2004 Cash flow from operations Cash interest, tax and other Dividends paid to minorities Other adjustments September 30, 2005 In € billion IFRS - 4.7 * - 1.7 * - 0.8 + 0.2 - 4.5 Acquisitions, net of divestitures Reversal of put options on minority interests + 1.4 * + 3.5 - 1.7 * The €1.1 bn acquisition of a 16% stake in Maroc Telecom, SNCF put option on 35% of Cegetel for €0.3bn and various smaller put options on minority interests were already accounted for in the IFRS financial net debt at year end 2004. VU dividends paid - 0.7 Including (in € billion) : Maroc Telecom: -1.1 Net investment in Cegetel: -0.2 IACi unwind : -0.2 Other: -0.2 Including (in € billion) : Cash tax: -1.6 2004 Worldwide Tax System refund: +0.5 Cash interest: -0.2 Refinancing premium: -0.3 Other: -0.1 Including (in € billion) : SFR: -0.5 Maroc Telecom: -0.2 Canal+: -0.1 Including (in € billion) : Holders of ORA: -0.05 Including (in € billion) : Fair market value of derivative instruments and other: +0.3 Other: -0.1 Estimated at October 31, 2005 - 4.3

Reimbursement of the 8.25% Notes mandatorily redeemable into VU shares Maturity: November 25, 2005 Principal amount: €1 billion, €768 million after coupon prepayment Coupon: 8.25% per annum, prepaid upfront Number of notes outstanding: 78,670,500 notes Dilutive impact: New VU shares are already accounted for in the number of basic shares outstanding per IFRS Impact on No impact, as the notes are accounted for as equity financial net debt: per IFRS

Vivendi Universal will exceed its 2005 Adjusted Net Income growth target In IFRS In € million 2004 2005 Est 1330 1900 EPS from €1.16 ... .... to above €1.57 DPS of €0.60 ... .... at least 50% payout Vivendi Universal's 2005 Guidance, updated as of September 13, 2005 €1,330 m * > €1,800 m * 2004 Adjusted Net Income as per IFRS 5 (after accounting for 28% of Cegetel in "Income from equity affiliates" and for 72% of Cegetel in "Earnings from discontinued operations"). 2004 Adjusted Net Income pre-IFRS 5 was €1,309m. Impact of de-consolidation of Cegetel on 2004 Adjusted Net Income is €21m. 2005 2004

Business Performance

VU Operates Leading Media & Telecom Assets Mobile / Fixed line Pay-TV Music Video Games 92% 99% 20%* 100% 100% 56% 51% * 20% controlling interest and a 18.5% ownership interest Film TV / Film TV / Film Global Content Local Distribution Platforms neufCegetel 28% Mobile / Fixed line

All VU Business Units are Profitable and Growing Strong operating performance in the 9 months 2005: Revenues: + 8% to € 13,960 million; EFO: + 24% to € 2,971 million; Adjusted Net Income: + 73% to € 1,687 million. On a comparable basis 9m 2005 9m 2005 9m 2004 Universal Music Group: €3,211m +3% €213m €95m Vivendi Universal Games: €396m +88% €20m (€200m) Canal + Group: €2,515m +3% €267m €294m SFR €6,475m +8% €2,032m €1,844m Maroc Telecom €1,380m +14% €565m €512m EFO Revenues

Universal Music Group: Third Quarter 2005 Performance Revenues down 1% on a comparable basis : Lower physical sales compared to 2004 partly due to strong prior year release schedule; Growth in digital activity to 6% of total revenues; Growth in music publishing. Earnings from operations up 65% on a comparable basis: Lower operating costs; Lower depreciation expenses; Reduced restructuring costs; Margin impact of lower sales. Recent events Grokster, the illegal peer-to-peer service, closed its worldwide operations in November; UMG and Vodafone formed a strategic alliance to provide a broad range of products and services for mobile: over 100,000 full track downloads available; Launch of Universal Music Media, a TV venture to produce and distribute music and video infomercial programs; Gwen Stefani was the first artist to hit both 1 million download singles and 1 million mastertones; UMG Japan artist AI has sold 1.5 million ringtone downloads of her single "Story".

Universal Music Group: Key Third Quarter 2005 Metrics Top-5 selling artists in the quarter Top-5 selling artists in the quarter Top-5 selling artists in the quarter Top-5 selling artists in the quarter Q3 2005 Million units Q3 2004 Million units Kanye West 3.1 Nelly 4.0 Bon Jovi 2.0 Ashlee Simpson 3.4 Sheryl Crow 1.7 NOW 16 2.8 Black Eyed Peas 1.4 Black Eyed Peas 1.2 Mariah Carey 1.3 Young Buck 1.1 Top-5 selling artists in the first nine months Top-5 selling artists in the first nine months Top-5 selling artists in the first nine months Top-5 selling artists in the first nine months Q3 YTD 2005 Million units Q3 YTD 2004 Million units 50 Cent 7.3 Guns n'Roses 4.3 Mariah Carey 5.5 Nelly 4.0 Black Eyed Peas 4.2 Black Eyed Peas 3.7 Gwen Stefani 3.5 D-12 3.5 The Game 3.2 Ashlee Simpson 3.4

Vivendi Universal Games: Third Quarter 2005 Performance Revenues up 151% on a comparable basis: Primarily driven by the tremendous success of World of Warcraft with 4.5m paying customers at end-Sept. 2005; Promising launch of Hulk II on consoles; Strong distribution revenues in North America with Delta Force: Black Hawk Down and FlatOut. Earnings from operations at €7m compared to a loss of €32m in Q3 04: Benefit from the higher margin business model of World of Warcraft; Impact of higher sales for PC and console games; Increased development costs linked to recent studio acquisitions; Impact of cost reduction program implemented in 2004. Recent events World of Warcraft launched in Taiwan, Hong Kong and Macau in November; Released F.E.A.R. in October, a PC game voted Best Action Game 2005 at the E3 Expo; Announcement of a plan to sell an expansion set for World of Warcraft ; Exclusive agreement to publish games based on Robert Ludlum's best-selling works; VU Games' wireless division extends new mobile offerings in Europe and other international markets.

Vivendi Universal Games: Key Third Quarter 2005 Metrics

VIVENDI UNIVERSAL games

Paying customers of *World of Warcraft* at end-September 2005

Region	M units
North America	1.1
Europe	0.9
Korea	0.3
China	2.1
Worldwide	**~4.5**

Best-selling titles in the Q3 2005

Titles	Platform
World of Warcraft	Online
Hulk II	Console
Delta Force Black Hawk Down	Console
FlatOut	Console
Crash I	Console
The Simpsons: Hit & Run	Console
Warcraft 3 Battlechest	PC
Diablo II Battlechest	PC
Robots	PC / Console
Pegasus	PC / Console


HULK
BLACK HAWK DOWN
FLATOUT
ROBOTS

Third Quarter 2005 Earnings – November 17, 2005 21
VIVENDI UNIVERSAL

CANAL+ Group: Third Quarter 2005 Performance

CANAL+ GROUP

In € million - IFRS	Third Quarter 2005 comparable basis	Third Quarter 2004 comparable basis	Growth 2005/2004 on a comparable basis
Revenues	863	787	10%
Pay-TV France	691	656	5%
Cinema / StudioCanal	101	78	29%
Other	71	53	34%
Modified EBITDA	132	145	-9%
Earnings from operations	97	93	4%
EFO Margin	11.2%	11.8%	-0.6 point

Recent events

- 250,000 new subscriptions in France over Q3;
- Launch of CANAL+ LE BOUQUET over DTT;
- League 1 season packages over PPV "Foot+" topped 250,000 subscriptions;
- Launch of VOD service CANALPLAY;
- Launch of CANAL+ Orange Video, an on-demand offer over multimedia mobile phones.

Revenues up 10% on a comparable basis:

- Pay-TV France:
  - CANAL+ recruitments up 50% reaching 150,000;
  - CANALSAT recruitments up 35% reaching 100,000.
- StudioCanal:
  - Higher Working Title revenues;
  - Box office success of *Les Poupées Russes*.
- TKP/Cyfra+ in Poland on the rise thanks to a growing portfolio

Earnings from operations up 4% on a comparable basis:

- Pay-TV France:
  - Costs linked to stronger recruitments progressively paid for by higher ARPU and portfolio growth;
  - Higher French L1 costs partially offset by growing top line
- StudioCanal:
  - Strong video sales and Working Title earnings;
- TKP/Cyfra+ earnings more than tripled

Third Quarter 2005 Earnings – November 17, 2005

22

VIVENDI UNIVERSAL

CANAL+ Group: Key Third Quarter 2005 Metrics Jan. Feb. Mar. Apr. May June Jul. Aug. Sept. Est 42025 18306 19169 20841 15869 19484 14744 16643 26689 Ouest 37851 23700 24604 26512 17508 19585 20361 28377 30317 Jan. Feb. Mar. Apr. May June Jul. Aug. Sept. Est 56968 21241 28838 23807 25629 24685 17721 27505 44751 Ouest 61117 30745 33103 34046 28718 35128 33565 48482 57824 Nord 45.9 46.9 45 43.9 2004 2005 +23% CANAL+ monthly recruitments * (in '000) (year on year growth in %) CANALSAT monthly recruitments * (in '000) (year on year growth in %) +30% +10% +20% +55% +34% * French individual households only.

Sept. 2004 Sept. 2005 CANAL+ 4880 4945 CanalSat 2860 3085 CANAL+ Group: Key Third Quarter 2005 Metrics CANAL+ CANALSAT CANAL+ Group net portfolio* (in thousands) 7,740 +290 * Individual and collective subscriptions to CANAL+ and CANALSAT in mainland France and overseas territories. Sept. 2004 Sept. 2005 2,860 3,085 4,880 4,945 8,030

SFR: Third Quarter 2005 Performance Revenues up 6.7% on a comparable basis: 9% growth in customers to 16.455 million*; 1% increase in ARPU to €433**; 8% growth in average voice usage to 285mn per customer; 22% increase in net data ARPU to €58. Earnings from operations up 7.0% on a comparable basis: Driven by a 5.8% growth in network revenues; 1 point increase in customer acquisition and retention costs to 11.8% of network revenues due to higher volumes of new customers; Continued strong control of other costs. Recent events SFR 3G topped 500,000 customers with Vodafone Live! surpassing 4 million clients at end-October; 115,000 full track music downloads in October only; Closing of the neuf Telecom - Cegetel merger; SFR secured exclusive rights in France for the 2006 Soccer World Cup on mobile; Exclusive agreement to show the "24h Chrono: Conspiration" TV series on mobile; * Excluding wholesale customers (MVNO). ** Excluding mobile termination.

SFR: Key Third Quarter 2005 Metrics (as of end-September including SRR) 2005 2004 Growth Customers (in '000) * 16,455 15,139 +9% Net additions (in '000) * 247 197 +25% YTD market share on net additions (%) 43.1% 33.43% +9.7 points Market share on customer base (%) 35.8% 35.3% +0.5 point 12-month rolling blended ARPU (€/year) ** 433 430 +1% 12-month rolling postpaid ARPU (€/year) ** 587 608 -3% 12-month rolling prepaid ARPU (€/year) ** 186 178 +5% Proportion of contract customers 63% 60% +3 points Voice usage (minutes / month / sub.) 285 263 +8% Number of SMS sent (in bn) 1.3 1.1 +17% Number of MMS sent (in m) 23 8 +195% Net data revenues as a % of network revenues (%) ** 13.1% 10.8% +2.3 points Prepaid customer acquisition cost (€/gross add) 21 21 -2% Contract customer acquisition cost (€/gross add) 177 183 -3% Acquisition costs as a % of network revenues (%) 6.3% 6.2% +0.1 point Retention costs as a % of network revenues (%) 5.5% 4.6% +0.9 point * Excluding wholesale customers (MVNO). ** Excluding mobile termination.

Maroc Telecom: Third Quarter 2005 Performance Maroc Telecom: Third Quarter 2005 Performance Recent events Fixed-line business liberalized: one license granted to Meditel and one license granted to Maroc Connect; Fixed tariffs rebalancing and launch of a new unlimited rate plan as of September 1, 2005; Decrease in mobile interconnection rates (-7%). Revenues up 18% on a comparable basis at constant currency: Mobile up 32%: 37.5% growth in customer base to 8.3m; Prepaid ARPU almost flat at €8.9 despite higher base; Favorable impact of the increase in incoming international interconnection tariff; as of January 1, 2005: +5 growth points Lower churn rate compared to Q3 2004. Fixed & Internet up 6%: 3.5% growth in fixed lines to 1.35m; Growth in ADSL customer base to 179,000 compared to 42,000 in Q3 2004. Earnings from operations up 16% on a comparable basis at constant currency: Moderate costs evolution despite robust trend in new customer acquisition. * Before elimination of inter company transactions

Maroc Telecom: Key Third Quarter 2005 Metrics Maroc Telecom: Key Third Quarter 2005 Metrics (as of end-September, excluding Mauritel) 2005 2004 Growth Number of fixed lines (in '000) 1,345 1,299 +3.5% Total Internet accesses (in '000) 196 92 x2.1 Including ADSL accesses (in '000) 179 42 x4.3 Number of mobile clients (in '000) 8,297 6,034 +37.5% Prepaid clients (in '000) 7,973 5,790 +37.7% Postpaid clients (in '000) 323 244 +32.7% Proportion of prepaid clients (%) 96% 96% Flat

NBC Universal: Third Quarter 2005 Performance Revenues down 26%, excluding 2004 Olympics broadcasts down 4%: Network prime time in tough cycle however fall line up making progress 3Q scatter market improved versus 2005 Entertainment cable strength continues; Sci Fi Channel delivered biggest third quarter audience ever in prime time among adults 18 - 49 and 25 - 54 Operating Profit up 11% on an actual basis: News, Cable, Film and Parks up 31% Prime/Stations/TVPD down 11% News continues to perform well Today Show widening #1 lead Strong film performance The 40 Year Old Virgin surpasses $100m in domestic Box Office Segment Profit 3Q' 05A 3Q' 05A TY' 05E TY' 05E TY' 06F % V% % V% V% Prime / Stations / TVPD 32% (11)% ~30% ~(25)% (20 - 25)% Al Other (News, Cable, Film, Parks) 68% 31% ~ 70% ~50% 10 - 15% Segment Profit $683m 11% ~$3.5bn ~20% ~Flat

Details on Third Quarter 2005 Accounts

9 Months 2005 Other Financial Charges 9 months 2005 9 months 2004 Interest (167) (351) Interest expense on gross debt (excluding swap) Average borrowing cost (%) Average amount of borrowings (in € billion) Interest swap Interest income on cash & cash equivalent (194) 3.84% 6.6 1 26 (321) 5.08% 9.9 (63) 33 Other financial charges & income (not included in Adjusted net income) 298 (290) Premiums paid for early repayment of notes (Vinci exchangeable, High Yield Notes and orphan swaps) (71) (305) Change in fair value of derivatives 172 (13) Gain on the unwinding of IACI's stake in VUE 194 - Other 3 28 In € million - IFRS

Glossary Adjusted Net Income: includes earnings from operations, other income from ordinary affiliates, income from equity affiliates, interest, and tax and minority interest relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, as well as provision for income taxes and minority interests in adjustments. Adjusted net income (loss) never includes adjustments in earnings from operations. Consolidated cash flow from operations: Net cash provided by operating activities net of capital expenditures and before financing costs and taxes. Comparable basis: illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG's Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numericable) and includes the full consolidation of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR Cegetel applying the 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2004. Modified EBITDA = Revenues From Operations - Cost of Revenues from Operations, excluding D&A - SG&A Expenses, excluding D&A +/- Operating Flow Hedge (Forecasted Transactions & Firm Commitments) +/- Other Non-recurring Items. Financial net debt: is calculated as the sum of long-term debt, bank overdrafts and short-term borrowings, less cash and cash equivalents, non current derivative instruments in assets, current derivative instruments in assets and cash deposits backing financing; in each case, as reported on Vivendi Universal's Consolidated Statement of Financial Position. Financial gross debt comprises bonds, loans, other financial debt (including treasury bills and finance leases), obligations related to commitments to repurchase minority interests and derivatives whose value is negative.

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle IR Analyst edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.14.70 daniel.scolan@groupvu.com For any financial or business information, please refer to our Investor Relations website at: http://www.vivendiuniversal.com/ir New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the estimated levels of cash-flow and revenues stated will not be realized; the synergies and other benefits associated with certain transactions will not materialize; the anticipated reduction of Vivendi Universal's indebtedness will not materialize in the time period or manner described in the presentation; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marche Financiers (AMF). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov and www.amf-france.org or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation to provide, update, or revise any forward-looking statements.